THE UNIFIED FUNDS
                          431 North Pennsylvania Street
                           Indianapolis, Indiana 46204

January 30, 1998

Unified Investment Advisers, Inc.
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Re: Memorandum of Understanding Concerning
            Unified Funds V.O.I.C.E. Program

Dear Sirs:

     As investment adviser to The Unified Funds (the "Trust"), Unified Investment Advisers, Inc., Inc. (the "Adviser") has established The Unified Funds V.O.I.C.E. (Vision for On-Going Investment in Charity and Education) Program (the "Program"). The Program is described generally in the Trust s Prospectus (as it may be amended or supplemented from time to time, the "Prospectus"). Attached hereto is a copy of the Program Application and all other marketing or promotional materials that may be sent to shareholders of or potential investors in the Trust in connection with the Program (as they be amended or supplemented from time to time, and together with the descriptions the Program in the Prospectus, the "Program Materials").

In connection with the Program, the Adviser and the Trust agree as follows:

     1. The Adviser will operate the Program at all times in accordance with Program Materials and will timely perform all of its obligations to Program participants (including, without limitation, making. all of the donations required to be made pursuant to the Program from its own revenue). Failure to do so will constitute adequate grounds for termination of the Adviser's engagement as investment adviser to the Trust. In all matters relating to the Program, the Adviser will act at all times in conformity with all applicable federal or state laws and regulations.

     2. The Program Materials do not and will not contain, and, in connection with the Program the Adviser, will not otherwise make to shareholders of or potential investors in the Trust, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained in the Program Materials or otherwise made, in the light of the circumstances under which they were made, not misleading.

     3. The Adviser will bear all costs and expenses in connection with all matters relating to the Program. The Adviser will contribute, on a quarterly basis, from its own revenues, a amount equal to 0.25% (25) basis point of the average annualized aggregate net asset value of the shares owned by each Qualified Shareholder. (as the quoted term is defined in the Program) for the preceding quarterly period, for so long as the average annualized aggregate net asset value of the shares owned by the Qualified Shareholder remains above $ 25,000 for such period,. Contributions will be made by the Adviser in the name of the Qualified Shareholder, according to the name specified on the shareholder's application, to the Eligible Institution(s) designated by the Qualified Shareholder.


     4. The Program will terminate immediately upon any termination of the Adviser's engagement as investment adviser to the Trust, and may be earlier terminated by the Trust or the Adviser upon at least 30 days' advance written notice by the terminating party to the other, but in either case only with the approval of a majority of the Trustees of the Trust who are not "interested persons" (as defined in the Investment Company Act of 1940) of any party to this Agreement. Upon any termination of the Program for any reason whatsoever, the Adviser will nevertheless make all donations required to be made thereunder with respect to all periods ending on the calendar quarter-end following such termination.

     5. The Adviser will indemnify, defend and hold harmless the Trust and its several officers and Trustees from and against any and all losses, claims, damages or liabilities, joint or several, to which an of them may become subject, insofar as such losses, claims damages or liabilities (or actions or proceedings in respect hereof) arise out of, or are based upon, any breach of this Agreement or otherwise in connection with all matters in relation to the Program.

     6. It is understood by all of the parties that the assets of the Trust, the portfolios, and/or the shareholders' accounts shall never affected be, reduced, or increased due to the Program, and that any and all contributions made shall be made solely by the Adviser from its own revenues and that no such contributions shall be made by the rust, its portfolios, or the shareholders of the Trust.

     If this letter correctly sets forth our agreement, please sign it in the space provided below and deliver it to the Adviser at its address appearing on the first page hereof whereupon this letter will become a legally binding agreement between us. Thank you.

Very truly yours,

UNIFIED INVESTMENT ADVISERS, INC.



By: /s/ Timothy L. Ashburn
       Timothy L Ashburn
       Chairman, C.E.O.

By:  __________________
      Lynn E. Wood
        Director

Accepted as of the date first hereinabove written:

UNIFIED FUNDS

By: __________________
       Timothy L Ashburn
       Chairman and President